UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             First Scientific, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   33620G 10 5
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                  801-961-8800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ASPEN: First Scientific, Inc.

CUSIP No. 33620G 10 5

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aspen Capital Resources, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         21,738,306 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         21,738,306 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock


ASPEN: First Scientific, Inc.
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


10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,738,306 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



ASPEN: First Scientific, Inc.
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


     This Amendment No. 1 to the Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of First Scientific, Inc., a Delaware corporation (the "Company") held for the accounts of Aspen Capital Resources, LLC (the "Reporting Person"). Capitalized terms not otherwise defined herein have the meanings given in the Statement on Schedule 13D filed with respect to the reporting date of August 14, 2000. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

     Item 3 and Item 5 of Schedule 13D are hereby amended and restated in their entirety, as follows:

Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Person has provided funding of $4,000,000.00 to the Company pursuant to a Securities Purchase Agreement dated as of May 16, 2000. The funding was provided from working capital of the Reporting Person, including capital contributions and earnings from operations.

Item 5.   Interest in Securities of the Issuer

     (a) - (b) As of December 5, 2000, the Reporting Person was the holder of 4,000 shares of the Series 2000-A Convertible Preferred Stock of the Company, all of which are convertible into Shares at the Conversion Price, as defined below. The Conversion Price for the Preferred Stock is 80% of the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion.

     Because the Preferred Stock is convertible into Shares at the option of the Reporting Person pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Person upon conversion will fluctuate. However, for purposes of this filing, the Preferred Stock is deemed converted as of the reporting date.

     On the basis of the foregoing, the Reporting Person may be deemed to beneficially own, directly or indirectly, 21,738,306, or 49.4% of the Company's outstanding Shares as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Preferred Stock owned by the Reporting Persons.

     The Reporting Person may be deemed to have the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. In addition, Joe K. Johnson, as manager of the Reporting Person. As such, he has been granted voting power and investment power over investments of the Reporting Person, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

     (c) Schedule I lists transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares and all dispositions of Shares were executed

ASPEN: First Scientific, Inc.
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


through market transactions. There were no other transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D.

     (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

         (e)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
         _______________________
         Joe K. Johnson, Manager




ASPEN: First Scientific, Inc.
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

                                   SCHEDULE I


Title of Security  Transaction               Securities Acquired (A) and Disposed (D)
                      Date                   Number of                          Price
                                              Shares                          Per Share

Common Stock      09/13/00                    208,333 A(5)                        $2.40
Common Stock      10/26/00                      3,300 A                         $2.81
Common Stock      11/21/00                      1,000 D                         $ .86
Common Stock      11/22/00                    170,000 D                         $ .34
Common Stock      11/24/00                    342,500 D                         $ .32
Common Stock      11/27/00                    590,000 D                         $ .25
Common Stock      11/28/00                    125,000 D                         $ .21
Common Stock      11/29/00                     25,000 D                         $ .24


(5) Preferred Stock acquired on September 13, 2000, with funding of $500,000.00 pursuant to the Securities Purchase Agreement dated as of May 16, 2000, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.



ASPEN: First Scientific, Inc.
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